CODE OF ETHICS

I.            INTRODUCTION

Miles Capital, Inc. (“Adviser”) is a registered investment adviser. Investment advisers and their personnel owe clients the highest duty of trust and fair dealing and must place their clients’ interests ahead of their own. Investment adviser personnel, when making investment decisions for themselves, may not place their personal interests ahead of the client’s interests. Accordingly, conflicts of interest can arise when certain investment adviser personnel (e.g., those who may have knowledge of impending client transactions) buy and sell securities for their personal accounts (“personal investment activities”).

Section l7(j) of the Investment Company Act of 1940 (the “1940 Act”) and rule 17j-1 thereunder are intended to address the potential conflicts arising from the personal investment activities of investment company personnel, including the company’s investment adviser. Rule 17j-1, in relevant part, (a) prohibits an investment adviser and its affiliated persons (e.g., officers, directors, employees) from engaging in fraudulent acts in connection with their personal transactions in securities held or to be acquired by the investment company, (b) requires the investment adviser to adopt a code of ethics reasonably designed to prevent their “access persons” (generally, personnel that are involved in the portfolio management process) from engaging in fraudulent acts, and (c) requires access persons to report their personal securities transactions. The Adviser, as an investment adviser to investment companies, is subject to the 1940 Act and therefore adopted this code of ethics (the “Code”).

Because of the scrutiny on personal investment activities, the Investment Company Institute, a national association for the investment company industry, has recommended investment companies and their advisers adopt various measures in their particular code of ethics to obviate the conflicts, to prevent and detect any abusive practices, and to preserve the confidence of investors. This Code reflects substantially the institute’s recommendations.

In developing its Code, the Adviser gave considerable thought to developing a Code which would not inhibit unnecessarily responsible personal investment by professional investment personnel. The Adviser believes that personal investment experience over time can lead to better performance of the individual’s professional investment responsibility. Accordingly, the Code is intended to permit personal investment, subject to reasonable restrictions designed to address the concerns of possible conflicts of interests and to preclude any overreaching.

Note that this Code is applicable to all employees and members of the Adviser’s Board of Directors (“Associated Person”), unless otherwise indicated below. All Associated Persons are requires under the Code to comply with all applicable laws and regulations.

The Code addresses personal transactions in securities within the context of section 17(j) and rule 17j-l of the 1940 Act. The Code does not encompass all possible areas of potential liability under the federal securities laws, including the 1940 Act. For instance, the federal securities laws preclude investors from trading on the basis of material, nonpublic information or communicating this information in breach of a fiduciary duty (“insider trading” or “tipping”). Other provisions of the 1940 Act also address transactions involving investment companies and their affiliated persons (such as the investment adviser) which may involve fraud or raise other conflict issues. For example, section 17(a) of the 1940 Act generally prohibits sales or purchases of securities or other property between a registered investment company and an affiliated person and section 17(e) prohibits an affiliated person of a registered investment company, acting as agent, from receiving from any source any compensation (other than regular salary from the registered investment company) for the purchase or sale of any property to or for such company. Accordingly, persons covered by this Code are advised to seek advice before engaging in any transactions other than the purchase or redemption of fund shares or the regular performance of their normal business duties if the transaction directly or indirectly involves themselves and one or more of the clients.

Persons covered by this Code must adhere to its general principles as well as comply with the Code’s specific provisions. It bears emphasis that technical compliance with the Code’s procedures will not automatically insulate from scrutiny trades that show a pattern of abuse of the individual’s fiduciary duties to the clients.

II.	DEFINITION OF TERMS

A.            “Access person” means any officer, managing director, or advisory person of the Adviser whose employment or oversight require knowledge of any nonpublic information about client securities transactions or recommendations, or holdings of affiliated mutual funds. Access persons include those with Indata access. *

B.            “Adviser” means Miles Capital, Inc.

C.            “Advisory person” means (i) an employee of the Adviser or of any company in a control relationship to the Adviser who, in connection with his regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a security by an Investment Company, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (ii) any natural person in a control relationship to the Adviser who obtains information concerning recommendations made to an Investment Company with regard to the purchase or sale of a security.

D.            A security is “being considered for purchase or sale” when a recommendation to purchase or sell a security has been made and communicated and, with respect to the person making the recommendation, when such person seriously considers making such a recommendation.

E.            “Beneficial ownership” shall be interpreted in the same manner as it would be under rule 16a-l(a)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”) in

determining whether a person has beneficial ownership of a security for purposes of section 16 of the Exchange Act and the rules and regulations thereunder. In this regard, beneficial ownership will be deemed to exist if a person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has a direct or indirect pecuniary interest in the securities (i.e.,: an opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the securities). Under this definition, beneficial ownership by a person includes securities held by members of a person’s immediate family sharing the same household.

F.            “Control” shall have the same meaning as that set forth in Section 2(a)(9) of the 1940 Act.

G.            “Investment Company” means a company registered under the 1940 Act for which the Adviser is the investment adviser.

H.            “Investment Personnel” means Portfolio Managers and other employees who provide information and advice to a Portfolio Manager or who help execute the Portfolio Manager’s decision.

I.            “Portfolio Manager” means those employees entrusted with the authority and responsibility to make investment decisions affecting an Investment Company.

J.            “Purchase or sale of a security” includes, inter alia, the writing of an option to purchase or sell a security.

K.            “Review Officer” shall mean the Chief Compliance Officer of Miles Capital, Inc. Vera Lichtenberger is appointed the Review Officer. In case of Lichtenberger’s absence, Amy Mitchell or her designee shall act as Review Officer.

L.            “Security” shall have the meaning set forth in Section 2(a)(36) of the 1940 Act, except that it shall not include shares of registered open-end investment companies, securities issued by the Government of the United States, short-term debt securities which are “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, bankers’ acceptances, bank certificates of deposit, commercial paper and such other money market instruments as designated by the Review Officer. Exchange Traded Funds are included in the definition of securities.

M.            “Restricted List” is a list of securities that require preclearance maintained by the Chief Compliance Officer.

III.	STATEMENT OF GENERAL PRINCIPLES

A.            The Code is based on the principle that the officers, directors, and employees of

Adviser must follow all laws and regulations, and further owe a fiduciary duty to our clients to conduct their personal securities transactions in a manner which does not interfere with client portfolio transactions or otherwise take unfair advantage of their relationship to the clients. In light of this fiduciary obligation, personal investment activities of Access persons are subject to the following general principles:

1.            No Access person shall enter into or engage in a security transaction, business activity, or other relationship which may result in any financial or other conflict of interest between such person and any client;

2.            No personal investment activities by an Access person shall conflict with the duty to place the interests of clients before any personal interests;

3.            All personal investment activities shall be conducted consistent with the requirements and standards set forth in this Code in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust;

4.            Material Information Disclosure: Information in your possession that you identify as material and non-public may not be communicated to anyone, including fellow employees, except the Compliance Officer. In addition, care should be taken so that such information is secure. For example, files containing material, non-public information should be sealed and access to computer files containing material non-public information should be restricted.

All Associated Persons are prohibited from communicating material, non-public information concerning any security to others unless it is properly within his or her duties or is required by law.

5.            No Access person shall, directly or indirectly, take inappropriate advantage of his or her position with any client. This principle includes, but is not limited to, the following:

a.            No Access person in a fiduciary relationship with respect to a portfolio shall profit, directly or indirectly, due to his or her position with respect to such portfolio. A person who learns about any corporate opportunity due to their position may not take advantage of and profit from such corporate opportunity.

b.            No Access person shall accept any special favors, benefits or preferential treatment due to his or her fiduciary relationship with any portfolio, except for the usual and ordinary benefits directly provided by the Adviser or any portfolio managed thereby.

c.            No Access person shall release any information regarding actual or contemplated securities transactions by any portfolio or any actual or proposed portfolio changes, except in the performance of employment duties, or in connection with any official report or disclosure which makes such information public knowledge.

All Associated Persons will regularly review the Code of Ethics which is in the electronic folder on the shared drive, as well as distributed annually.

IV.	EXEMPTED TRANSACTIONS

The provisions of Section V (Restrictions on Personal Investing) of this Code shall not apply to:

A.            Purchases or sales of securities effected in any account over which the Access person has no direct or indirect influence or control.

B.            Purchases or sales of securities which are not eligible for purchase or sale by an Investment Company.

C.            Purchases or sales of securities which are nonvolitional on the part of either the Access person or an Investment Company (e.g., purchases through dividend reinvestment plans, transactions in corporate mergers, stock splits, tender offers).

D.            Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

E.            Purchases or sales of securities issued by companies with market capitalization of at least $10 billion. Please note the fiduciary principles outlined above still apply.

F.            De minimis purchases and sales of securities. A de minimis purchase or sale means a securities transaction involving 100 shares or less issued by the same issuer per year. A de minimis purchase or sale would also include trades involving less than $2500. Please note the fiduciary obligations outlined above still apply.

G.            Purchases or sales which receive the prior approval of the Review Officer to exempt the transaction. The Review Officer may grant an exception from one or more provisions of the Code only after careful consideration of the proposed transaction or activity, the potential conflicts it may raise, and whether it is consistent with the objectives and spirit of the Code.

V.	RESTRICTIONS ON PERSONAL INVESTING

The Advisor has adopted the following substantive restrictions to guard against the most likely cases in which conflicts occur.

A.            Access persons shall not purchase or sell, directly or indirectly, any security in which he or she has, or by reason of such transaction acquires, any direct or indirect beneficial ownership and which to his or her actual knowledge at the time of such purchase or sale (a) is being considered for purchase or sale by an Investment Company; or (b) is being purchased or sold by an Investment Company.

                Without limiting the generality of the foregoing, (a) no Portfolio Manager may purchase or sell any security within seven (7) calendar days before and after any portfolio of an Investment Company which he or she manages trades in that security, and (b) no Access person shall purchase or sell any security on the same day there is a pending buy or sell order in that security by any of Investment Companies advised by the Adviser. Any profits realized on trades within the prescribed periods will be disgorged.

B.            Investment Personnel shall not acquire any securities in an initial public offering, unless such person has received approval from the Review Officer.

C.            Investment Personnel shall not acquire any securities in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to section 4(2) of the Act, unless the person has received written approval by the Review Officer. In granting such approval, the Review Officer will take into account, among other things, whether the investment opportunity should be reserved for Investment Companies and whether the opportunity is being offered to an individual by virtue of his or her position with the Adviser. Any person authorized to acquire securities in a private placement must disclose such investment if he or she is involved in any manner with a client’s subsequent consideration of an investment in the same or an affiliated issuer. In such circumstances, the decision to purchase securities of the issuer for the Investment Company will be subject to independent review by a designated Access person with no personal interest in the issuer.

D.            Investment Personnel shall not purchase and sell, or sell and purchase, the same (or equivalent) securities within sixty (60) calendar days, without prior written approval of the Review Officer. In granting such approval, the Review Officer shall determine that no abuses are involved and the equities of the situation strongly support an exception. Approval, however, is not required for exchange-traded options that are purchased to establish a bona fide hedge position on securities held over 60 days, or for futures or options on U.S. bonds, treasuries or notes. Any profits realized on short-term trades in violation of this provision may be disgorged.

VI.	RESTRICTIONS ON GIFTS AND SERVICES AS A DIRECTOR

A.            Investment Personnel may not receive any gift or other thing of more than de minimus value from any person or entity that does business with or on behalf of any client. The definition of de minimus varies widely. Please discuss with your supervisor any gift or service of more than $50. All gifts of any amount shall be logged in the online gift log. This includes Christmas baskets for the office staff.

B.            Investment Personnel shall not serve on the boards of directors of publicly traded companies without prior written authorization from the Review Officer. In granting such authorization, the Review Officer shall determine that the board service would be consistent with the interests of Investment Companies and their shareholders. If board service is authorized, the Review Officer shall establish appropriate “Chinese Walls” or other procedures to isolate the person serving on the board from those making investment decisions as to securities of any such company.

VII.	COMPLIANCE PROCEDURES

The Adviser must not only adopt a Code, but must implement and enforce its provisions effectively. Accordingly, the Adviser has adopted the following compliance measures:

A.            Pre-clearance

Access persons must receive prior approval of their personal investment transactions in securities, as defined above, from the Review Officer. Such authorization will be effective for five business days. The pre-clearance requirement shall not apply to the Exempted Transactions listed in Section IV.

B.            Reporting Requirements. All reports required hereunder shall provide:

✓	The date of the transaction, the title, CUSIP number (if any), the number of shares, and the principal amount of each security involved;

✓	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

✓	The price at which the transaction was effected; and

✓	The name of the broker, dealer or bank with or through whom the transaction was effected

1.	Annual and Initial Holdings. All Access persons must disclose a listing (“personal holdings report”) of all securities directly or indirectly beneficially owned by the Access person at the time he or she becomes an access person, and annually by February 15th. The initial personal holdings report must be filed with the Review Officer within 10 days of the event that causes the employee to become an Access person (e.g., hiring, promotion, or change of position).

2.	Transaction Reporting: Every Access person must either report to the Review Officer each transaction or direct his or her broker to supply to the Review Officer duplicate copies of confirmations of all transactions in securities in which the Access person has, or by reason of such transaction acquires, any direct or indirect beneficial ownership in the security, and copies of periodic statements for all securities accounts.

3.	Quarterly Reports: Each Access person will provide a quarterly report with all transactions for the quarter within 10 days after the end of the calendar quarter.

4.	No person shall be required to file a report with respect to transactions effected for any account over which such person does not have any direct or indirect influence or control.

 C.            Certifications

  1.       Each new employee will be given the Code upon becoming an employee. Within ten (10) days thereafter, the employee must file a report with the Review Officer or other designated person that he or she has read the Code and understands that he or she is subject to the Code’s provisions.

  2.      All Access Persons will be required to certify on an annual basis that they: (a) have read and understood the Code, (b) recognize that they are subject to the Code, and (c) have complied with the requirements of the Code and disclosed or reported all personal securities transactions required thereunder.

D.            Monitoring Procedures

The Review Officer or other designated personnel will monitor the personal investment activities of Access persons. The Review Officer or other designated persons shall review the reports and confirmations filed by each Access person. In monitoring these transactions, the reviewer may also, among other things,

1.            Compare preclearance logs and transaction reports for discrepancies;

2.            Compare preclearance logs and transaction reports with Investment Company transactions to determine if any potential conflict existed;

3.            Compare preclearance logs and transaction reports of employees in the same department or brokerage statements of different employees who use the same broker;

4.            Compare annual reports of personal holdings with Investment Company transactions during the same 12-month period;

5.            Notify immediately an employee of an apparent discrepancy or potential conflict, request a written explanation, report the apparent discrepancy or potential conflict to senior management, and take corrective action if necessary;

6.            Provide continuing education programs to remind employees of the importance of the Code provisions and to provide a special opportunity to ask questions; and

7.            Review the Code on a regular basis and update the Code and its procedures as necessary.

VIII.	SANCTIONS

The Chief Compliance Officer is to be notified of any violation of this Code. Upon discovering a violation of this Code, the Adviser may impose such sanctions as it deems appropriate, including, inter alia, a letter of censure, suspension, termination of the employment, or criminal referral of the violator. All material violations of this Code shall be referred to senior management to determine the appropriate sanction. To the extent practicable, the referral will not disclose the employee’s identity unless otherwise requested by the employee. The employee will have the opportunity to submit a written statement in either anonymous or disclosed form. The employee may be represented by counsel at any time the employee’s supervisor makes a presentation with respect to an employee.

*The following are Access Persons at January 1, 2010:

Dave Albright; Rachel Cropp; Joanna Crutison; Linda Dorr; Doug Earney; Allen Goody; Tina Gordinier; Sharon James; Nate Johnston; John Kaprich; Vicki Keast; Kyle Larson; Vera Lichtenberger; Laurie Mardis; Courtney Martin; Dave Miles; Amy Mitchell; Thomas E. Myers; John Osier; Angela Plummer; Jason Randall; Keo Synarong; Jeremy Youngers.